CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

FOIA CONFIDENTIAL TREATMENT REQUEST

BioNTech SE respectfully requests that the double-underlined and highlighted information contained in this response be treated as confidential information and that the Commission provide timely notice to BioNTech SE, Attn: Prof. Ugur Sahin, M.D., Chief Executive Officer, An der Goldgrube 12, D-55131 Mainz, Germany, +49 6131-9084-0 before it permits any disclosure of the double-underlined and highlighted information in this response.

September 19, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 0549

Attn:	Vanessa Robertson

Lisa Vanjoske

Tonya K. Aldave

Justin Dobbie

Re:	BioNTech SE
Registration Statement on Form F-1
Filed September 9, 2019
File No. 333-233688

Ladies and Gentlemen:

On behalf of BioNTech SE (“BioNTech” or the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 6 contained in the letter, dated July 16, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on June 19, 2019 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-233688), which was publicly filed by the Company on September 9, 2019 (the “Registration Statement”).

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the ordinary shares underlying its material equity awards and the reasons for the differences between the recent valuations of the Company’s ordinary shares leading up to the Company’s initial public offering (“IPO”) and the estimated offering price for ADSs representing ordinary shares of the Company in the IPO. Unless otherwise indicated, all information contained in this letter assumes an 18-for-1 stock split of the Company’s ordinary shares, which became effective in September 2019, and all conversion rates are reflected as of the date of the applicable issuance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 19, 2019

Determining the Price per Ordinary Share Prior to the IPO

The following sets forth a description of each of the Company’s recent equity issuances directly related to the fair value determinations underlying the Company’s stock-based compensation expense for the fiscal year ended December 31, 2018 and the six months ended June 30, 2019.

Series A Investment

In accordance with an Investment Agreement dated December 29, 2017 (the “Series A Investment Agreement”), the Company issued 22,587,912 shares to certain investors for a price of $11.99 per share (€10.14 per share) for total transaction proceeds of approximately $271 million (the “Series A Investment”). The investors included various funds affiliated with Redmile Capital, Fidelity, and Janus Henderson, as well as Fynveur SCA, First Capital, Kendal Global and Filet Capital. Such investors entered into the Series A Investment Agreement with the existing shareholders of the Company, and Mr. Sean Marett, Dr. Sierk Poetting, Prof. Dr. Ugur Sahin and Prof. Dr. Christoph Huber were also parties to the Series A Investment Agreement solely in their capacities as indirect shareholders. The transaction was negotiated with new investors Redmile Capital and Fidelity leading the negotiations on behalf of the investor group. The agreed Series A Investment pre-money enterprise value was $[***]. The Series A Investment closed on February 1, 2018.

Pfizer Investment

In accordance with an Investment Agreement, dated July 20, 2018 (the “Pfizer Investment Agreement”), the Company issued a total of 3,360,870 shares, 3,054,060 shares of which were subscribed for by Pfizer Inc. (“Pfizer”) with the remaining shares being subscribed for by existing shareholders, in each case against cash contributions of $16.37 per share (weighted average €13.99 per share) for total transaction proceeds of approximately $55 million (the “Pfizer Investment”). The price per share was determined in negotiations between the Company and Pfizer. The negotiated terms of the Pfizer Investment Agreement included an agreed-upon pre-money enterprise value of the Company of $[***]. The Pfizer Investment closed on October 18, 2018.

Employee Stock Option Plan Issuance

On November 15, 2018, the Company established an Employee Stock Option Plan (the “ESOP”), pursuant to which the Company has issued options to purchase shares to certain employees and to members of the management board from time to time. In each case, the fair value of each option was determined with reference to the most recent significant third-party investment in the Company’s shares, along with other assumptions as disclosed in Note 16.2 of the Company’s consolidated financial statements as of and for the six months ended June 30, 2019. In addition, the Company utilized an independent third-party appraisal firm to confirm that the transaction selected was appropriate for the purpose of determining fair value of the options granted.

On November 15, 2018, the Company granted options for 11,818,602 underlying shares at an exercise price of $11.47 per share (€10.14 per share) (the “November 2018 ESOP Grant”). The Company measured the total share-based payment expense to be recognized over the life of these options as €79.7 million, of which, €17.8 million and €7.6 million were recognized in the statement of operations for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. Other issuances under the ESOP are not material.

Confidential Treatment Requested by BioNTech SE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 19, 2019

Preliminary IPO Price Range

The Company has taken into consideration guidance and market data from representatives of the underwriters for the IPO that have been presented to and reviewed by the Supervisory Board and management. To provide further information for the Staff’s consideration, the Company advises the Staff that it currently anticipates a price range of approximately $[***] to $[***] per ADS, each representing [***] ordinary shares (the “Preliminary Price Range”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Comparison of Most Recent Share Price Utilized in the Valuation of the November 2018 ESOP Grant and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and representatives of the underwriters. Prior to September 2019, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•

the price per ordinary share of $18.10 in the Company’s 2019 Series B private placement, a transaction including, among others, multiple sophisticated, independent investors, for aggregate proceeds of approximately $225.6 million (€198.6 million);

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded securities of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the price per ordinary share of $16.28 per share (€14.40 per share) at the November 2018 ESOP Grant date, which utilized the Pfizer Investment share price as part of the valuation of the November 2018 ESOP Grant, and the Preliminary Price Range of $[***] to $[***] per ADS, each representing [***] ordinary shares, is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to the November 2018 ESOP Grant:

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s ordinary shares underlying ADSs has been created, and therefore excludes any discount for present value or lack of marketability of the Company’s ordinary shares underlying ADSs. In contrast, the prior determinations of the Company’s enterprise value did not reflect any assumptions as to whether the IPO would occur.

•	Since the November 2018 ESOP Grant, the Company has taken several steps towards the completion of an IPO, including:

•	on April 2, 2019, the Company held its IPO organizational meeting;

•	in June, July, August and September 2019, the Company held “testing-the-waters” meetings at which the Company received positive feedback from potential investors; and

•	on September 9, 2019, the Company publicly filed the Registration Statement with the Commission.

Confidential Treatment Requested by BioNTech SE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 19, 2019

•	Since the November 2018 ESOP Grant, the Company also made further progress in the advancement of its clinical programs and the execution of its business strategies, including:

•

the Company has continued to progress its preclinical studies and clinical trials, including its Phase 1 trial for BNT111, its lead FixVac off-the-shelf product candidate for advanced melanoma, and its Phase 2 trial for BNT122, its iNeST product candidate for first-line melanoma, which is being developed in collaboration with Genentech;

•	in January 2019, the Company entered into an asset purchase agreement to acquire MAB Discovery GmbH’s operational antibody generation unit near Munich, Germany;

•

in May 2019, the Company acquired certain antibody assets from MabVax Therapeutics Holding, Inc., including an antibody discovery engine and MVT-5873 (BNT321), a clinical-stage targeted cancer antibody;

•

on August 30, 2019, the Company entered into a letter agreement and investment agreement with the Bill & Melinda Gates Foundation to advance the development of immunotherapies for the prevention and/or treatment of HIV and tuberculosis and up to three additional infectious diseases; and

•	on September 9, 2019, Eli Lilly notified the Company that it had selected its first target under the Lilly Agreement regarding TCR-based therapeutics for the treatment of cancer.

•

The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public company equity markets.

The Company respectfully submits that the difference between the price per ordinary share utilized in the valuation of the November 2018 ESOP Grant and the Preliminary Price Range is reasonable and appropriate for the reasons described herein. The Company will continue to update its disclosure for all material share-based compensation transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Confidential Treatment Requested by BioNTech SE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 19, 2019

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*****

Please contact me at (212) 841-1111 or Matthew T. Gehl at (212) 841-1113 with any questions or further comments regarding the information contained herein.

Sincerely,

/s/ Eric W. Blanchard

Eric W. Blanchard

Covington & Burling LLP

cc:	Prof. Ugur Sahin, M.D., BioNTech SE

Dr. Sierk Poetting, Ph.D., BioNTech SE

Dr. James Ryan, Ph.D., BioNTech SE

Paul Claydon, Covington & Burling LLP

Kristian Wiggert, Covington & Burling LLP

Matthew T. Gehl, Covington & Burling LLP

Jochen Dieselhorst, Freshfields Bruckhaus Deringer LLP

Peter Versteegen, Freshfields Bruckhaus Deringer LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP

Confidential Treatment Requested by BioNTech SE